CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 033-46097 on Form S-8 of Cummins Inc. of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees.

/s/ BLUE & CO., LCC

BLUE & CO., LLC

Seymour, Indiana

June 24, 2009